Form 3

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940
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(Print or Type Responses)


1.
Name and Address of Reporting Person*
I.R.S. Identification Number of Reporting
Person, if an entity (voluntary)

Pennell Venture Partners Marathon
Fund II, L.P. (See Explanation of
Responses

10 Jones St., 6th Floor

New York, NY  10014

2.
Date of Event Requiring
Statement
March 27, 2002


3.

4.
Issuer Name and Ticker or Trading Symbol
  Centiv, Inc.  (CNTV)



5.
Relationship of Reporting Person(s)
to Issuer
(Check all applicable)

__
Director
_X_
10% Owner

__
Officer (give
title below)
__
Other
(specify
below)

6.
If Amendment,
Date of
Original
N/A

7.
Individual or Joint/Group Filing
(Check Applicable Line)

__
Form filed by
One Reporting
Person


_X_
Form filed by
More than One
Reporting
Person


Table I Non-Derivative Securities Beneficially Owned

1.
Title of Security
0

2.
Amount of Securities
Beneficially Owned
0

3.
Ownership Form: Direct
(D) or Indirect (I)
0

4.
Nature of Indirect
Beneficial
Ownership
0



Table II Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.
Title of
Derivative


2.
Date Exer-
cisable and
Expiration
Date
(Month/Day/Year)

3.
Title and Amount of
Securities Underlying
Derivative Security
(Instr. 4)

4.
Conver-
sion or
Exercise
Price of
Deri-
vative
Security

5. Ownership Form of Derivative
Securities:
Direct
(D) or
Indirect
(I)
(Instr. 5)

6. Nature of Indirect Beneficial Ownership (Instr. 5)



Security Convertible Preferred Stock
Upon registration, None
Class A Common stock, 500,000
$1.00
(D)
N/A

Warrant for Convertible Preferred Stock
Upon registration, 3/28/07
Class A common stock, 500,000
$1.50
(D)
N/A



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
Pennell Venture Partners Marathon Fund II, L.P. ("Marathon II") directly beneficially owns the securities shown in Table II.
Pennell Venture Partners II, LLC ("PVPII"), as general partner of Marathon II, and Thomas B. Pennell, as sole managing member of PVPII may be deemed to beneficially own the securities to which Marathon II possesses direct beneficial ownership. Neither
PVPII or Thomas B. Pennell are direct beneficial owners of any other securities issued by Centiv, Inc.




Thomas B. Pennell
__________________
Pennell Venture Partners Marathon Fund II, L.P.
by Thomas B. Pennell
Managing Member of its General Partner
_4/5/02
Date
*
If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**
Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:
File three copies of this Form, one of which must be manually signed.
If space is insufficient, See Instruction 6 for procedure.






http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 02/11/2002



Joint Filer Information


Name:		Pennell Venture Partners II, LLC

Address:		10 Jones St., 6th Floor
			New York, NY  10014

Name:		Thomas B. Pennell

Address:		10 Jones St., 6th Floor
			New York, NY  10014